PLATINUM UNDERWRITERS HOLDINGS, LTD.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM08
Bermuda

July 11, 2011

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Platinum Underwriters Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on February 18, 2011
File Number: 001-31341

Dear Mr. Rosenberg:

The following information is provided by Platinum Underwriters Holdings, Ltd. (“Platinum Holdings”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 29, 2011, as a result of the Staff’s review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 of Platinum Holdings (the “2010 Form 10-K”).  For ease of reference, the Staff’s comments are included in bold followed by our responses.  Capitalized terms used but not defined herein have the meanings ascribed to them in the 2010 Form 10-K.  All references in the following information to page numbers in the 2010 Form 10-K are to pages in the EDGAR version of such document.  In this letter, “we,” “us” and “our” refer to Platinum Holdings and its consolidated subsidiaries, unless the context otherwise indicates.

In responding to the Staff’s comments, Platinum Holdings acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K; and that Platinum Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Sources of Liquidity, page 47

1.
Regarding your investment in municipal bonds, please provide us the fair value and amortized cost at December 31, 2010 of each state or municipality that comprises more than 10% of the total fair value of municipal bonds at December 31, 2010 broken out by category or categories (i.e. state general obligation bonds, essential service bonds, etc.) as reflected in the table on page 48.

RESPONSE:  No state or municipal issuer comprised more than 10% of the total fair value of our investments in municipal bonds as of December 31, 2010.  The single largest issuer of our municipal bonds was the State of Illinois, which issued approximately 7.5% of the total fair value of our municipal bond investments as of December 31, 2010.

Note 8.  Income Taxes, page F-21

2.
Your premiums written in the United States accounted for 69%, 77% and 73% of your total premiums written in 2010, 2009 and 2008.  In addition, 50%, 4% and 15% of your pre-tax income was attributable to the United States for the same periods.  Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between premiums and pre-tax income in the United States.

RESPONSE:  The percentage of premiums written in the United States, noted in your comment and disclosed on page 3 of our 2010 Form 10-K, refers to net premiums written specified according to the geographic location of the ceding companies that we reinsure (that is, those ceding companies based in the United States versus those based outside the United States).  In contrast, the percentages of pre-tax income, noted in your comment and disclosed on page F-22 of our 2010 Form 10-K, refers to earnings specified by the geographic location of our subsidiaries (that is, our subsidiaries based in the United States versus our subsidiary based in Bermuda).  We respectfully submit that there is no meaningful relationship between these percentages.

A more appropriate comparison might be made of the percentage of net premiums earned by our U.S. and Bermuda subsidiaries to the percentage of pre-tax income attributable to such subsidiaries.  However, this comparison would not reflect a proportionate relationship due to, among other things, the significant impact on pre-tax income of the different mixes of business underwritten by such subsidiaries, the presence or absence of underwriting income or loss attributable to such business, and the investment results experienced by the respective subsidiaries.   In future filings, we propose to revise our disclosure to include information similar to the following in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our periodic reports to more fully explain the absence of correlation between net premiums earned and pre-tax income:

 “Premiums earned by our U.S. and Bermuda subsidiaries generally do not bear a proportionate relationship to their respective pre-tax income for a variety of reasons, including the significant impact on pre-tax income of the different mixes of business underwritten by the particular subsidiary, the presence or absence of underwriting income or loss attributable to such business, and the investment results experienced by the particular subsidiary.”

Note 15.  Commitments and Contingencies
Litigation, page F-30

3.
You state on page F-30, “We are not currently aware of any pending or threatened material litigation or arbitration other than in the ordinary course of our reinsurance business.” Please tell us the nature of litigation and arbitration in the ordinary course of your reinsurance business and why you have not, pursuant to ASC 450-20-50-4, disclosed herein an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. If you believe that this litigation is scoped out of ASC 450 as indicated in ASC 450-20-15-2.d. because it is covered by ASC 944, please tell us how you account for it following ASC 944.

RESPONSE:  In the ordinary course of our business, we may become involved in legal proceedings arising from a dispute between us and one of our ceding companies over the terms of our reinsurance contract with such ceding company when a claim is made thereunder.  Estimates of our possible losses in connection with claims subject to such legal proceedings are covered by ASC 944 and thus are excluded from the scope of ASC 450 pursuant to ASC 450-20-15-2.d.  Such estimates are included in unpaid losses and loss adjustment expenses in our consolidated balance sheets and are determined in accordance with ASC 944 as described in our 2010 Form 10-K in “Item 1 – Business – Unpaid Losses and Loss Adjustment Expenses” on pages 7 through 9, “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Unpaid Losses and Loss Adjustment Expenses” on pages 31 through 34 and “Unpaid Losses and Loss Adjustment Expenses” in Note 1 of the Notes to Consolidated Financial Statements on page F-10.  As of December 31, 2010 and 2009, we had no legal proceedings other than those arising from disputes relating to reinsurance contracts in the ordinary course of our business.

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Please do not hesitate to contact me at (441) 298-0772 with any questions or further comments you may have.

Very truly yours,

By:	/s/ Allan C. Decleir
Allan C. Decleir
Executive Vice President and Chief Financial Officer

cc:	Vanessa Robertson, Staff Accountant
Joel Parker, Accounting Branch Chief